Filed by: RGS Energy Group, Inc. This
                                   Communication is filed Pursuant to Rules 165
                                   and 425 promulgated under the Securities Act
                                   of 1933, as amended.
                                   Subject Company: RGS Energy Group, Inc.
                                   Commission File Number: 0-30338





    RG&E ASSURES CUSTOMERS ELECTRICITY SUPPLIES ARE SOLID, PRICES ARE STABLE



         ROCHESTER, NY - (July 2, 2001) - In some parts of the nation, supplies of electricity are running short while prices are running up. Energy is increasingly on consumers' minds.
         In California, customers have been forced to adjust to rolling electricity blackouts, which has hampered the state's economy and upset its environmental protection enforcement. Because of supply limitations, rapidly increasing demand and a volatile open marketplace, rates for some California customers have risen 40 per cent and more.
         New York State is in better shape than California, but nonetheless shares some of its problems. Because of a slower economy, demand for electricity is not rising as fast in New York. The balance between supply and demand is also healthier. But New York City still faces potential electric supply shortages and prices downstate are rising.
         The situation in both states coincides with the deregulation of the electric utility industry. Most utilities have been compelled by their states to sell power plants to non-utility operators. There are many causes, but the largely unregulated, open markets for electricity have experienced increasing and volatile prices.
         Rochester Gas and Electric Corp. (RG&E) wants its customers to know what the company is doing to help them during this transition period. RG&E is:

         o    Lowering prices, and keeping them stable.
         o    Assuring solid supplies of electricity for its region.
         o Helping to develop a market in which customers have a choice of energy suppliers. As of yesterday, 100 percent of the company's electric demand is open to alternative, non-utility suppliers. Companies providing this choice are listed on RG&E's website at www.rge.com. The gas system has been fully open to other suppliers for several years.

         RG&E's actions are helping customers avoid the energy price and supply problems that have developed elsewhere, by providing a stable, total cost option.

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         Rates for RG&E customers dropped another five percent, effective yesterday. This brings the average residential rate reduction since 1996 to 10 percent. Commercial and industrial customers have seen average rate decreases of 13 percent. These rates are fixed. Customers are protected from the volatility of the open market.
         At the same time, RG&E has acted to assure customers of stable supplies of electricity. The company has retained its power plants and signed long-term power supply contracts to further protect customers from the uncertainty of the day-to-day market.
         RG&E understands that a fairly priced, reliable supply of electricity is important to customers and critical to communities' well-being. To achieve this, RG&E has:
         o Doubled its annual investment in the electric distribution system in the last four years.
         o Provided for an ample supply of energy to meet customers' peak demands, such as those that occur during hot weather.
         o Delivered consistent dependability. A recent customer opinion survey by an independent consultant concluded: "RG&E performs very strongly when it comes to power delivery. Customer-reported outages and interruptions are well below regional and national averages."

         RG&E believes it has taken the right actions to help customers and the local economy through the expected ups and downs of a transition to new ways of securing energy supplies. One of these actions is the proposed merger of RG&E's parent company, RGS Energy Group Inc., with Energy East Corporation. RG&E believes the merger will help provide our customers a reliable supply of electricity and stable prices during these challenging times in the energy marketplace. The merger has been approved by both companies' shareholders and awaits regulatory approval. If approved, it is expected the merger could take place as early as the first quarter of next year.
         RG&E serves 350,000 electric and 280,000 gas customers. It is a part of RGS Energy Group, which includes Energetix and its subsidiary, Griffith Energy, which serve another 230,000 customers in Upstate New York.

                                       ###

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The foregoing contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of RGS Energy and Energy East are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties set forth in RGS Energy's and Energy East's filings with the SEC, including risks and uncertainties relating to: failure to obtain and retain expected synergies from the merger between RGS Energy and Energy East and the prior Energy East mergers, delays in obtaining or adverse conditions contained in any required regulatory approvals, changes in laws or regulations, economic or weather conditions affecting future sales and margins, changes in markets for electricity and natural gas, availability and pricing of fuel and other energy commodities, legislative and regulatory changes (including revised environmental and safety requirements), availability and cost of capital and other similar factors. Readers are referred to RGS Energy's and Energy East's most recent reports filed with the SEC.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with their proposed merger, RGS Energy and Energy East have filed a joint proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by RGS Energy and Energy East with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus, and each company's other filings with the SEC may also be obtained from the respective companies. Free copies of RGS Energy's filings may be obtained by directing a request to RGS Energy Group, Inc., 89 East Avenue, Rochester, NY 14649, Telephone: (800) 724-8833. Free copies of Energy East's filings may be obtained by directing a request to Energy East Corporation, P.O. Box 3200, Ithaca, NY 14852-3200, Telephone: (800) 225-5643.